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SECURIT [barcode] 04004085 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRIVATE CONSULTING GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4650 SW MACADAM, SUITE 100
(No. and Street)

PORTLAND, (City) OREGON (State) 97239 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRENDA CARPER 503-972-1500 x461
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS, LLP
(Name – *if individual, state last, first, middle name*)

222 SW COLUMBIA STREET, SUITE 400 (Address) PORTLAND (City) OREGON (State) 97201 (Zip Code)

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2004

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/29

OATH OR AFFIRMATION

I, DAVID C. HOCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRIVATE CONSULTING GROUP, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

OFFICIAL SEAL
BRENDA A CARPER
NOTARY PUBLIC-OREGON
COMMISSION NO. 333292
MY COMMISSION EXPIRES APR 21, 2004

Signature

CHIEF OPERATING OFFICER
Title

Brenda A. Carper
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIVATE CONSULTING GROUP, INC.

INDEPENDENT AUDITOR'S REPORT
AND
FINANCIAL STATEMENTS
(with supplemental information)

DECEMBER 31, 2003

CONTENTS

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Private Consulting Group, Inc.

We have audited the accompanying statement of financial condition of Private Consulting Group, Inc., as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Private Consulting Group, Inc., as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Portland, Oregon
February 20, 2004

PRIVATE CONSULTING GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS	
Cash and cash equivalents	$ 430,051
Receivables:	
Accounts receivable – commissions and fees	78,823
Notes receivable – related parties	601,020
Furniture, equipment, and leasehold improvements, net	460,316
Deferred tax assets	64,172
Investments, not readily marketable, at estimated fair value	106,068
TOTAL ASSETS	$1,740,450
LIABILITIES	
Accounts payable	$ 1,553
Commissions payable	32,263
Total liabilities	33,816
COMMITMENTS AND CONTINGENCIES (Note 9)	
STOCKHOLDER'S EQUITY	
Preferred stock, no par value, 100,000 shares authorized; no shares issued and outstanding	-
Common stock, no par value, 400,000 shares authorized; 1,000 shares issued and outstanding	2,248,180
Accumulated deficit	(541,546)
Total stockholder's equity	1,706,634
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$1,740,450

See accompanying notes.

PRIVATE CONSULTING GROUP, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

REVENUES	
Commissions and consulting fees	$ 15,254,566
Investment advisory fee	1,676,937
Other income	359,050
Total revenues	17,290,553
EXPENSES	
Commissions	12,942,780
Investment advisory fee expense	1,409,420
Salaries and wages	1,033,318
Professional services	447,938
Office and administrative	366,766
Management fees	325,000
Rent	143,006
Communications	92,768
Depreciation and amortization	26,749
Insurance	3,016
Other	3,319
Total expenses	16,794,080
Income from operations	496,473
Provision for income taxes	64,257
NET INCOME	$ 560,730

See accompanying notes.

PRIVATE CONSULTING GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock		Accumulated	Total Stockholder's
	Shares	Amount	Deficit	Equity
BALANCE, December 31, 2002	1,000	$ 2,248,180	$ (1,102,276)	$ 1,145,904
Net income	-	-	560,730	560,730
BALANCE, December 31, 2003	1,000	$ 2,248,180	$ (541,546)	$ 1,706,634

See accompanying notes.

PRIVATE CONSULTING GROUP, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 560,730
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation and amortization	26,749
Deferred tax benefit	(64,257)
Changes in assets and liabilities:	
Accounts receivable	(33,298)
Interest receivable	3,754
Accounts payable	(7,551)
Commissions payable	(42,592)
Accrued expenses	(14,772)
Net cash from operating activities	428,763
CASH FLOWS FROM INVESTING ACTIVITIES	
Advances to related parties	(681,020)
Payments from related parties	249,787
Purchase of furniture and equipment	(397,153)
Net cash from investing activities	(828,386)
DECREASE IN CASH AND CASH EQUIVALENTS	(399,623)
CASH AND CASH EQUIVALENTS, beginning of year	829,674
CASH AND CASH EQUIVALENTS, end of year	$ 430,051
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for income taxes	$ 13,219

See accompanying notes.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Private Consulting Group, Inc. (the Company) is an Oregon corporation and a registered broker-dealer in securities under the Securities Exchange Act of 1934, as amended. The Company, which formed in May 1998, is a wholly-owned subsidiary of PCG Holding Company, LLC (the Parent) and is headquartered in Portland, Oregon.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

Basis of accounting – Proprietary securities transactions and commission revenue and expenses from customers' securities transactions are recorded on a trade-date basis.

Use of estimates – The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates used in the financial statements include the fair market value of trading securities, the allowance for doubtful accounts, depreciation, and the valuation allowance for deferred tax assets.

Cash and cash equivalents – For purposes of reporting cash flows, cash and cash equivalents include cash on hand, brokerage accounts, and money market accounts.

Accounts receivable – Commissions and related clearing fees are recorded on a trade-date basis as securities transactions occur. Commissions receivable and notes receivable are charged off against an allowance for doubtful accounts when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Company's historical losses, review of specific problem accounts, the existing economic conditions in the industry, and the financial stability of its customers. No allowance for doubtful accounts is considered necessary at December 31, 2003.

Investments not readily marketable – Investments held by the Company are not readily marketable and are recorded at cost which approximates fair market values based on sale prices of recent private placements in the same company's common stock. No quoted market price exists for these investments and it is possible that the estimated value may differ significantly from the amount that might ultimately be realized in the near-term. The difference could be material.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Furniture, equipment, and leasehold improvements – Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Maintenance and repairs are charged to expense as incurred. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets of three to ten years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful lives of other assets or the term of the lease. Upon disposal of an asset subject to depreciation or amortization, the accounts are relieved of the related costs and accumulated depreciation or amortization and resulting gains and losses are reflected in operations.

Income taxes – The Company accounts for income taxes using the asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

NOTE 3 – NOTES RECEIVABLE – RELATED PARTIES

Notes receivable – related parties at December 31, 2003, consist of the following:

Note receivable from PCG Holding Company, LLC, interest at 5% annually, unsecured, due December 31, 2003	$ 500,000
Note receivable from PCG Foundation, interest at 5% annually, unsecured, due December 31, 2005	101,020
Total notes receivable – related parties	$ 601,020

NOTE 4 – FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements consist of the following:

Leasehold improvements	$ 268,494
Computer equipment and software	236,982
Furniture and office equipment	118,536
Automobile	51,000
	675,012
Less accumulated depreciation and amortization	214,696
Furniture, equipment, and leasehold improvements, net of depreciation and amortization	$ 460,316

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2003, the Company had net capital of $387,634, which was $382,634 in excess of its required net capital of $5,000. The Company's net capital ratio was .09 to 1 as of December 31, 2003.

NOTE 6 – INCOME TAXES

The components of the deferred tax assets as of December 31, 2003, are as follows:

Deferred tax assets:	
Net operating loss carryforwards	$ 124,807
Deferred tax liabilities:	
Pass-through losses	$ (17,522)
Accumulated depreciation	(43,028)
Total deferred tax liabilities	(60,550)
Net deferred tax assets	$ 64,257

NOTE 6 – INCOME TAXES – (continued)

Management has not provided a valuation allowance for the deferred tax asset balance as it is believed that it is more likely than not that the asset amounts will be utilized in full to offset future income tax liabilities. At December 31, 2003, the Company had federal and state net operating loss carryforwards, which expire from 2019 through 2021, of approximately $323,334 available to reduce future taxable income.

The provision for income taxes consists of current and deferred income tax expense (benefit) at December 31, 2003, as follows:

Current income taxes:	
Federal	$ -
State	-
Total current income taxes	-
Deferred income taxes:	
Federal	171,680
State	23,228
	194,908
	194,908
Reversal of deferred tax asset valuation allowance	(259,165)
Provision for income taxes	$ (64,257)

The Company's effective income tax rate differs from the federal statutory rate for the year ended December 31, 2003, due primarily to certain nondeductible expenses and a reversal of the valuation allowance previously applied to deferred tax assets.

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of individual investors. The Company introduces these transactions for clearance to other broker-dealers on a fully-disclosed basis.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK – (continued)

The Company's exposure to credit risk associated with nonperformance of customers, in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile trading markets which may impair a customer's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreements between the Company and its clearing broker-dealer provide that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company monitors its risk on these transactions on both an individual and group basis. The Company believes that the settlement of these transactions and any losses, which might result therefrom, will not have a material effect on the Company's financial position.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash held at a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC) of $100,000. At December 31, 2003, the Company had cash balances of $178,937 at one financial institution which were in excess of FDIC insured limits.

NOTE 8 - EMPLOYEE BENEFITS

A 401(k) employee saving plan is available for employees who have completed three months of service and have attained the age of 21. Employees may contribute up to 100% of their compensation, subject to annual limits imposed by the Internal Revenue Service. Employee contributions are 100% vested at all times. Company contributions, which vest over a seven-year period, are determined by the plan administrator. Company contributions to the plan for the year ended December 31, 2003, were $20,506.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Operating lease commitments – The Company leases office equipment and office space under separate operating lease agreements. The equipment lease expires in December 2006. The office lease expires December 31, 2006, with an option to extend for an additional five years. Future minimum payments required under these agreements are as follows.

Years ending December 31,	2004	$ 172,284
	2005	172,284
	2006	172,284
		$ 516,852

Rental expense for the year ended December 31, 2003, under these agreements was $143,006.

Parent loan agreement – The Company's Parent had a loan agreement with an unrelated party that had an outstanding balance of $3.2 million as of December 31, 2003. The Agreement requires the Parent to make payments equal to 10% of its consolidated net income for each year, before payment of any kind to the Company or as compensation to the owners of the Parent. Unless paid early, the entire principal balance of this note is due and payable on November 2, 2005. Every dollar paid by the Parent prior to November 2, 2005, shall reduce its principal obligation by two dollars. It is uncertain if the Parent has or will have the ability to meet its obligations under the loan agreement and what effect a potential default may have on the Company and its collection of the note receivable described in Note 3.

Legal contingencies – The Company may become a defendant in certain claims and legal actions arising in the normal course of business. In the opinion of management, after consultation with legal counsel, there are no matters presently known to management that are expected to have a material adverse effect on the financial condition of the Company.

NOTE 10 – RELATED-PARTY TRANSACTIONS

The Company carries an investment of 8.3% in Frontier Asset Management, LLC (Frontier) in the amount of $31,068 on its balance sheet at December 31, 2003. The investment is recorded at cost. Frontier, a registered investment advisor, was paid by the Company approximately $79,500 in fees during the year ended December 31, 2003.

Commissions of $1,483,000 for the year ended December 31, 2003, were paid to Robert L. Keys, an owner of Keys Family Partners, Ltd., which owns 69.23% of the Parent. Additionally, the Company paid a bonus of $325,000 to Robert L. Keys during 2003 in the form of management fees.

At times during the year, the Company will pay and be reimbursed for expenses of the Private Client Group, an affiliated company owned by Robert L. Keys. At December 31, 2003, no amounts were owing between the Company and Private Client Group.

SUPPLEMENTAL INFORMATION

PRIVATE CONSULTING GROUP, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO SECURITIES AND EXCHANGE COMMISION RULE 15c3-1
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL	
Stockholder's equity	$ 1,706,634
Deductions:	
Nonmarketable securities	(106,068)
Unsecured receivables, furniture, equipment and other assets	(1,204,331)
Haircuts	(8,601)
Net capital	$ 387,634
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Liabilities	$ 33,816
Aggregate indebtedness	$ 33,816
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Percentage of aggregate indebtedness to net capital	9%
Ratio of aggregate indebtedness to net capital	.09 to 1

The computation of net capital pursuant to Securities and Exchange Commission Rule 15c3-1 as of December 31, 2003, computed by the Private Consulting Group, Inc. in its Form X-17A-5, Part IIA, as filed with the NASD, does not differ materially from the above computation, which is based on audited financial statements.

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Board of Directors
Private Consulting Group, Inc.

In planning and performing our audit of the financial statements of Private Consulting Group, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal controls, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MOSS ADAMS LLP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a5 –
(continued)

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control structure practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Portland, Oregon
February 20, 2004